T CAPITAL FUNDING, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues		
Brokerage commission income	$	2,276,250
Other income		75,000
Interest income		350
		2,351,600
Expenses		
Employee compensation and benefits		370,974
Commissions		165,000
Compensation other broker-dealers		88,100
Professional fees		38,886
Licenses and registrations		24,201
Occupancy		19,933
General and administrative other		18,066
		725,160
Net income	$	**1,626,440**

See accompanying notes.